RULE NO. 424(b)(5)
                                                    REGISTRATION NO. 333-68747

P R O S P E C T U S

                           MERRILL LYNCH & CO., INC.
      NIKKEI 225 MARKET INDEX TARGET-TERM SECURITIES(R) DUE JUNE 14, 2002
                             "MITTS(R) SECURITIEs"
                         $10 PRINCIPAL AMOUNT PER UNIT

         This prospectus is to be used by Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, our wholly-owned subsidiary, when making offers and sales related to market-making transactions in the MITTS Securities.


 THE MITTS SECURITIES:                            PAYMENT AT MATURITY:

o 100% principal protection at maturity      o   On the maturity date, for
o No payments before maturity                    each unit of the MITTS
o Senior unsecured debt securities of            Securities you own, we will
  Merrill Lynch & Co., Inc.                      pay you an amount equal to the
o Linked to the value of the Nikkei Stock        sum of the principal amount
  Average                                        of each unit and an
o The MITTS Securities are listed on the         additional amount based on
  New York Stock Exchange under the symbol       the product of the
  "MLN"                                          percentage change in the
                                                 value of the index and 140%
                                             o   You will receive no less than
                                                 the principal amount of your
                                                 MITTS Securities


               INVESTING IN THE MITTS SECURITIES INVOLVES RISKS.
                    SEE "RISK FACTORS" BEGINNING ON PAGE 3.

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

         The sale price of the MITTS Securities will be the prevailing market price at the time of sale.


                              MERRILL LYNCH & CO.


                 The date of this prospectus is June 24, 1999.

    "MITTS" and "Market Index Target-Term Securities" are registered service marks of Merrill Lynch & Co., Inc.


                               TABLE OF CONTENTS

                                                                          PAGE

RISK FACTORS................................................................3

MERRILL LYNCH & CO., INC....................................................7

RATIO OF EARNINGS TO FIXED CHARGES..........................................8

DESCRIPTION OF THE MITTS SECURITIES.........................................9

THE INDEX..................................................................17

OTHER TERMS................................................................20

PROJECTED PAYMENT SCHEDULE.................................................23

WHERE YOU CAN FIND MORE INFORMATION........................................24

INCORPORATION OF INFORMATION WE FILE WITH THE SEC..........................24

PLAN OF DISTRIBUTION.......................................................25

EXPERTS....................................................................25



                                 RISK FACTORS

         Your investment in MITTS Securities will involve risks. You should carefully consider the following discussion of risks before investing in the MITTS Securities. In addition, you should reach an investment decision with regard to the MITTS Securities only after consulting with your legal and tax advisers and considering the suitability of the MITTS Securities in the light of your particular circumstances.

YOU MAY NOT EARN A RETURN ON YOUR INVESTMENT.

         You should be aware that at maturity we will pay you no more than $10 for each unit of the MITTS Securities you own if the average value of the index over five trading days shortly before the maturity date is less than 20,351.34, the value of the index on the date the MITTS Securities were priced. This will be true even if at some time during the life of the MITTS Securities, the value of the index, as adjusted, was higher than 20,351.34 but later falls below 20,351.34.

YOUR YIELD MAY BE LOWER THAN THE YIELD ON A STANDARD DEBT SECURITY OF COMPARABLE MATURITY.

         The amount we pay you at maturity may be less than the return you could earn on other investments. Your yield may be less than the yield you would earn if you bought a standard senior non-callable debt security of Merrill Lynch & Co., Inc. with the same maturity date. Your investment may not reflect the full opportunity cost to you when you consider inflation or other factors that affect the time value of money.

YOUR RETURN WILL NOT REFLECT THE RETURN OF OWNING THE STOCKS INCLUDED IN THE INDEX.

         Your return will not reflect the return you would realize if you actually owned the stocks underlying the index and received the dividends paid on those stocks. This is because the value of the index is calculated by reference to the prices of the common stocks included in the index without taking into consideration the value of dividends paid on those stocks.

YOUR RETURN WILL BE AFFECTED BY CURRENCY EXCHANGE RATES.

         Although the stocks included in the index are traded in Japanese Yen and the MITTS Securities are denominated in U.S. Dollars, we will not adjust any amounts payable on the MITTS Securities for the currency exchange rate in effect at maturity. Any amount in addition to the principal amount of each unit payable to you at maturity is based solely upon the percentage increase in the index. Changes in the exchange rate, however, may reflect changes in the Japanese economy that may affect the value of the index and the MITTS Securities.

YOUR RETURN MAY BE AFFECTED BY FACTORS AFFECTING THE VALUE OF JAPANESE STOCKS.

         Because the underlying stocks included in the index have been issued by Japanese companies, risks relating to an investment in Japanese equity securities may affect the return on your MITTS Securities. The Japanese securities markets may be more volatile than U.S. or other securities markets and market developments can effect the Japanese markets in different ways than U.S. or other securities markets. Direct or indirect government intervention to stabilize the Japanese securities markets and cross-shareholdings in Japanese companies on those markets may affect prices and volume of trading on those markets. Also, there is generally less publicly available information about Japanese companies than about those U.S. companies that are subject to the reporting requirements of the U.S. Securities and Exchange Commission, and Japanese companies are subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to U.S.
reporting companies.

         Securities prices in Japan are subject to political, economic, financial and social factors that apply in Japan. In addition, recent or future changes in the Japanese government's economic and fiscal policies, the possible imposition of, or changes in, currency exchange laws or other Japanese laws or restrictions applicable to Japanese companies or investments in Japanese equity securities and fluctuations in the rate of exchange between currencies may negatively affect the Japanese securities markets. Moreover, the Japanese economy may differ favorably or unfavorably from the U.S. economy in economic factors such as growth in gross national product, rates of inflation, capital reinvestment, resources and self-sufficiency.

THERE MAY BE AN UNCERTAIN TRADING MARKET FOR THE MITTS SECURITIES IN THE
FUTURE.

         Although the MITTS Securities are listed on the NYSE under the symbol "MLN," you cannot assume that a trading market will continue to exist for the MITTS Securities. If a trading market in the MITTS Securities continues to exist, you cannot assume that there will be liquidity in the trading market. The continued existence of a trading market for the MITTS Securities will depend on our financial performance and other factors such as the appreciation, if any, of the value of the index.

         If a limited trading market for the MITTS Securities exists, and you do not wish to hold your investment until maturity, fewer buyers may want to purchase your MITTS Securities. This may affect the price you receive if you sell before maturity.

MANY FACTORS AFFECT THE TRADING VALUE OF THE MITTS SECURITIES; THESE FACTORS INTERRELATE IN COMPLEX WAYS AND THE EFFECT OF ANY ONE FACTOR MAY OFFSET OR MAGNIFY THE EFFECT OF ANOTHER FACTOR.

         The trading value of the MITTS Securities will be affected by factors that interrelate in complex ways. It is important for you to understand that the effect of one factor may offset the increase in the trading value of the MITTS Securities caused by another factor and that the effect of one factor may magnify the decrease in the trading value of the MITTS Securities caused by another factor. For example, an increase in U.S. interest rates may offset some or all of any increase in the trading value of the MITTS Securities attributable to another factor, such as an increase in the value of the index. The following paragraphs describe the expected impact on the trading value of the MITTS Securities given a change in a specific factor, assuming all other conditions remain constant.

         THE VALUE OF THE INDEX IS EXPECTED TO AFFECT THE TRADING VALUE OF THE MITTS SECURITIES. We expect that the market value of the MITTS Securities will depend substantially on the amount by which the index exceeds 20,351.34. If you choose to sell your MITTS Securities when the value of the Index exceeds 20,351.34, you may receive substantially less than the amount that would be payable at maturity based on that index value because of the expectation that the index will continue to fluctuate until shortly before the maturity date when the average value of the index over five trading days is determined. If you choose to sell your MITTS Securities when the value of the index is below 20,351.34, you may receive less than the $10 principal amount per Unit of MITTS Securities. In general, rising Japanese dividend rates, or dividends per share, may increase the value of the index while falling Japanese dividend rates may decrease the value of the Index. Political, economic and other developments that affect the stocks underlying the index may also affect the value of the index and the value of the MITTS Securities.

         CHANGES IN THE LEVELS OF INTEREST RATES ARE EXPECTED TO AFFECT THE TRADING VALUE OF THE MITTS Securities. Because we will pay, at a minimum, the principal amount per unit of the MITTS Securities at maturity, we expect that changes in interest rates will affect the trading value of the MITTS Securities. In general, if U.S. interest rates increase, we expect that the trading value of the MITTS Securities will decrease and, conversely, if U.S. interest rates decrease, we expect the trading value of the MITTS Securities will increase. In general, if interest rates in Japan increase, we expect that the trading value of the MITTS Securities will increase. If interest rates in Japan decrease, we expect the trading value of the MITTS Securities will decrease. However, interest rates in Japan may also affect the Japanese economy and, in turn, the value of the index. Rising interest rates in Japan may lower the value of the Index and the MITTS Securities. Falling interest rates in Japan may increase the value of the Index and the value of the MITTS Securities.

         CHANGES IN THE VOLATILITY OF THE INDEX ARE EXPECTED TO AFFECT THE TRADING VALUE OF THE MITTS SECURITIES. Volatility is the term used to describe the size and frequency of market fluctuations. If the volatility of the Index increases, we expect that the trading value of the Securities will increase. If the volatility of the Index decreases, we expect that the trading value of the MITTS Securities will decrease.

         AS THE TIME REMAINING TO MATURITY OF THE MITTS SECURITIES DECREASES, THE "TIME PREMIUM" ASSOCIATED WITH THE MITTS SECURITIES WILL DECREASE. We anticipate that prior to the maturity of the MITTS Securities, the MITTS Securities may trade at a value above that which would be expected based on the level of interest rates and the index. This difference will reflect a "time premium" due to expectations concerning the value of the index during the period prior to maturity of the MITTS Securities. However, as the time remaining to maturity of the MITTS Securities decreases, we expect that this time premium will decrease, lowering the trading value of the MITTS Securities.

         CHANGES IN DIVIDEND YIELDS OF THE STOCKS INCLUDED IN THE INDEX ARE EXPECTED TO AFFECT THE TRADING VALUE OF THE MITTS SECURITIES. If dividend yields on the stocks comprising the index increase, we expect that the value of the MITTS Securities will decrease. Conversely, if dividend yields on the stocks comprising the index decrease, we expect that the value of the MITTS Securities will increase.

         CHANGES IN OUR CREDIT RATINGS MAY AFFECT THE TRADING VALUE OF THE MITTS SECURITIES. Our credit ratings are an assessment of our ability to pay our obligations. Consequently, real or anticipated changes in our credit ratings may affect the trading value of the MITTS Securities. However, because your return on your MITTS Securities is dependent upon factors in addition to our ability to pay our obligations under the MITTS Securities, such as the percentage increase in the value of the index at maturity, an improvement in our credit ratings will not reduce investment risks related to the MITTS Securities.

         In general, assuming all relevant factors are held constant, we expect that the effect on the trading value of the MITTS Securities of a given change in most of the factors listed above will be less if it occurs later in the term of the MITTS Securities than if it occurs earlier in the term of the MITTS Securities except that we expect that the effect on the trading value of the MITTS Securities of a given increase in the value of the index will be greater if it occurs later in the term of the MITTS Securities than if it occurs earlier in the term of the MITTS Securities.

AMOUNTS PAYABLE ON THE MITTS SECURITIES MAY BE LIMITED BY STATE LAW.

         New York State laws govern the indenture under which the MITTS Securities are issued. New York has usury laws that limit the amount of interest that can be charged and paid on loans, which includes debt securities like the MITTS Securities. Under present New York law, the maximum rate of interest is 25% per annum on a simple interest basis. This limit may not apply to debt securities in which 2,500,000 or more has been invested.

         While we believe that New York law would be given effect by a state or Federal court sitting outside of New York, many other states also have laws that regulate the amount of interest that chargeable to and payable by a borrower. We will promise, for the benefit of the MITTS Securities holders, to the extent permitted by law, not to voluntarily claim the benefits of any laws concerning usurious rates of interest.

PURCHASES AND SALES BY US AND OUR AFFILIATES MAY AFFECT YOUR RETURN.

         We, MLPF&S, and our affiliates may from time to time buy or sell the stocks underlying the index for our own accounts for business reasons or in connection with hedging our obligations under the MITTS Securities. These transactions could affect the price of these stocks and the value of the index in a manner that would be adverse to your investment in the MITTS Securities.

POTENTIAL CONFLICTS OF INTEREST

         Our subsidiary, Merrill Lynch, Pierce, Fenner & Smith Incorporated or MLPF&S, is our agent for the purposes of calculating the value of the index and the amount payable to you at maturity. In some circumstances, MLPF&S's role as our subsidiary and its responsibilities as calculation agent for the MITTS Securities could give rise to conflicts of interests. These conflicts could occur, for instance, in connection with its determination as to whether the value of the index can be calculated on a particular trading day, or in connection with judgments that it would be required to make in the event of a discontinuance of the index. See "Description of the MITTS Securities--Adjustments to the Index; Market Disruption Events" and "--Discontinuance of the Index" in this prospectus. MLPF&S is required to carry out its duties as calculation agent in good faith and using its reasonable judgment. However, you should be aware that because we control MLPF&S, potential conflicts of interest could arise.

         We have entered into an arrangement with one of our subsidiaries to hedge the market risks associated with our obligation to pay amounts due at maturity on the MITTS Securities. This subsidiary expects to make a profit in connection with this arrangement. We did not seek competitive bids for this arrangement from unaffiliated parties.



                           MERRILL LYNCH & CO., INC.

         We are a holding company that, through our U.S. and non-U.S. subsidiaries and affiliates such as Merrill Lynch, Pierce, Fenner & Smith Incorporated, Merrill Lynch Government Securities Inc., Merrill Lynch Capital Services, Inc., Merrill Lynch International, Merrill Lynch Capital Markets Bank Ltd., Merrill Lynch Asset Management L.P. and Merrill Lynch Mercury Asset Management, provides investment, financing, advisory, insurance, and related products on a global basis, including:

o        securities brokerage, trading and underwriting;

o investment banking, strategic services, including mergers and acquisitions and other corporate finance advisory activities;

o asset management and other investment advisory and recordkeeping services;

o trading and brokerage of swaps, options, forwards, futures and other derivatives;

o        securities clearance services;

o        equity, debt and economic research;

o banking, trust and lending services, including mortgage lending and related services; and

o        insurance sales and underwriting services.

We provide these products and services to a wide array of clients, including individual investors, small businesses, corporations, governments, governmental agencies and financial institutions.

         Our principal executive office is located at World Financial Center, North Tower, 250 Vesey Street, New York, New York 10281; our telephone number is (212) 449-1000.

         If you want to find more information about us, please see the sections entitled "Where You Can Find More Information" and "Incorporation of Information We File with the SEC" in this prospectus.

         In this prospectus, "ML&Co.", "we", "us" and "our" refer specifically to Merrill Lynch & Co., Inc., the holding company. ML&Co. is the issuer of the MITTS Securities described in this prospectus.



                      RATIO OF EARNINGS TO FIXED CHARGES

         In 1998, we acquired the outstanding shares of Midland Walwyn Inc., in a transaction accounted for as a pooling-of-interests. The following information for the fiscal years 1994 through 1997 has been restated as if the two entities had always been combined.

         The following table sets forth our historical ratios of earnings to fixed charges for the periods indicated:

                                                                                              FOR THE THREE MONTHS
                                                     YEAR ENDED LAST FRIDAY IN DECEMBER              ENDED
                                                 1994     1995     1996     1997      1998       MARCH 26, 1999
                                                 ----     ----     ----     ----      ----       --------------
Ratio of earnings to fixed charges(a)..........   1.2      1.2      1.2      1.2      1.1             1.3
----------

(a) The effect of combining Midland Walwyn did not change the ratios reported for the fiscal years 1994 through 1997.

         For the purpose of calculating the ratio of earnings to fixed charges, "earnings" consist of earnings from continuing operations before income taxes and fixed charges, excluding capitalized interest and preferred security dividend requirements of subsidiaries. "Fixed charges" consist of interest costs, the interest factor in rentals, amortization of debt issuance costs, preferred security dividend requirements of subsidiaries, and capitalized interest.



                      DESCRIPTION OF THE MITTS SECURITIES

         On June 3, 1997, ML&Co., Inc. issued an aggregate principal amount of $255,000,000 or 25,500,000 units of the MITTS Securities.

         The MITTS Securities were issued as a series of senior debt securities under the 1983 Indenture which is more fully described in this prospectus.

         The MITTS Securities will mature on June 14, 2002.

         While at maturity a beneficial owner of a MITTS Security will receive the principal amount of the MITTS Security plus the Supplemental Redemption Amount described below, if any, there will be no other payment of interest, periodic or otherwise. See "- Payment at Maturity" below.

         ML&Co., or any beneficial owner, may not redeem the MITTS Securities before maturity. Upon the occurrence of an Event of Default with respect to the MITTS Securities, beneficial owners of the MITTS Securities may accelerate the maturity of the MITTS Securities, as described under "- Events of Default and Acceleration" and "Other Terms - Events of Default" in this prospectus.

         The MITTS Securities were issued in denominations of whole units.

PAYMENT AT MATURITY

         At the maturity date, a beneficial owner of a MITTS Security will be entitled to receive the principal amount of each unit plus the Supplemental Redemption Amount, if any, all as provided below. If the Supplemental Redemption Amount is not greater than zero, a beneficial owner of a MITTS Security will be entitled to receive only the principal amount of its MITTS Securities.

         The "SUPPLEMENTAL REDEMPTION AMOUNT" for a MITTS Security will be determined by the calculation agent and will equal:

 Principal Amount of each MITTS Security ($10 per Unit) X (Ending Index Value-Starting Index Value) X Participation Rate
                                                          (---------------------------------------)
                                                          (       Starting Index Value            )

         PROVIDED, HOWEVER, that in no event will the Supplemental Redemption Amount be less than zero.

         The "STARTING INDEX VALUE" equals 20,351.34, the closing value of the Index on the Pricing Date.

         The "ENDING INDEX VALUE" will be determined by the calculation agent and will equal the average or arithmetic mean of the closing values of the Nikkei 225 Index (the "INDEX") determined on each of the first five Calculation Days during the Calculation Period. If there are fewer than five Calculation Days, then the Ending Value will equal the average or arithmetic mean of the closing values of the Index on these Calculation Days, and if there is only one Calculation Day, then the Ending Value will equal the closing value of the Index on that Calculation Day. If no Calculation Days occur during the Calculation Period, then the Ending Value will equal the closing value of the Index determined on the last scheduled Index Business Day in the Calculation Period, regardless of the occurrence of a Market Disruption Event on that day.

         The "PARTICIPATION RATE" equals 140%.

         The "CALCULATION PERIOD" means the period from and including the seventh scheduled Index Business Day prior to the maturity date to and including the second scheduled Index Business Day prior to the maturity date.

         "CALCULATION DAY" means any Index Business Day during the Calculation Period on which a Market Disruption Event has not occurred.

         An "INDEX BUSINESS DAY" is a day on which the NYSE and the AMEX are open for trading and the Index or any Successor Index, as defined on page 12 below, is calculated and published.

         All determinations made by the calculation agent shall be at the sole discretion of the calculation agent and, absent a determination by the calculation agent of a manifest error, shall be conclusive for all purposes and binding on ML&Co. and beneficial owners of the MITTS Securities.



HYPOTHETICAL RETURNS

The following table illustrates, for a range of hypothetical Ending Index
Values:

o        the percentage change from the Starting Index Value to the Ending
         Index Value;

o        the total amount payable per unit of MITTS Securities;

o        the total rate of return on the MITTS Securities;

o        the pretax annualized rate of return on the MITTS Securities; and

o the pretax annualized rate of return of the stocks underlying the Index, which includes an assumed aggregate dividend yield of .75% per annum, as more fully described below.


                                             TOTAL AMOUNT                          PRETAX        PRETAX ANNUALIZED
                                          PAYABLE AT MATURITY TOTAL RATE OF   ANNUALIZED RATE    RATE OF RETURN OF
                        PERCENTAGE CHANGE  PER $10 PRINCIPAL    RETURN ON       OF RETURN ON     STOCKS UNDERLYING
  HYPOTHETICAL ENDING   OVER THE STARTING   AMOUNT OF MITTS     THE MITTS        THE MITTS              THE
      INDEX VALUE          INDEX VALUE        SECURITIES        SECURITIES     SECURITIES(1)        INDEX(1)(2)
          8,140.54             -60%               $10.00           0.00%            0.00%              -17.13%
         10,175.67             -50%               $10.00           0.00%            0.00%              -12.86%
         12,210.80             -40%               $10.00           0.00%            0.00%               -9.33%
         14,245.94             -30%               $10.00           0.00%            0.00%               -6.32%
         16,281.07             -20%               $10.00           0.00%            0.00%               -3.69%
         18,316.21             -10%               $10.00           0.00%            0.00%               -1.35%
         20,351.34(3)            0%               $10.00           0.00%            0.00%                0.75%
         22,386.47              10%               $11.40          14.00%            2.62%                2.66%
         24,421.61              20%               $12.80          28.00%            4.97%                4.42%
         26,456.74              30%               $14.20          42.00%            7.09%                6.04%
         28,491.88              40%               $15.60          56.00%            9.04%                7.55%
         30,527.01              50%               $17.00          70.00%           10.83%                8.96%
         32,562.14              60%               $18.40          84.00%           12.50%               10.29%
         34,597.28              70%               $19.80          98.00%           14.05%               11.54%
         36,632.41              80%               $21.20         112.00%           15.51%               12.72%
         38,667.55              90%               $22.60         126.00%           16.88%               13.84%
         40,702.68             100%               $24.00         140.00%           18.18%               14.91%
         42,737.81             110%               $25.40         154.00%           19.42%               15.92%
         44,772.95             120%               $26.80         168.00%           20.59%               16.90%
         46,808.08             130%               $28.20         182.00%           21.71%               17.83%
----------

(1) The annualized rates of return specified in the preceding table are calculated on a semiannual bond equivalent basis.
(2)  This rate of return assumes:
(a) an investment of a fixed amount in the stocks underlying the Index with the allocation of an amount reflecting the current relative weights of the stocks in the Index; a constant dividend yield of .75% per annum, paid quarterly from the date of initial delivery of MITTS Securities, applied to the value of the Index at the end of each quarter assuming this value increases or decreases linearly from the Starting Value to the hypothetical Ending Index Value;
(b) a percentage change in the aggregate price of these stocks that equals the percentage change in the Index from 20,351.34 to the relevant hypothetical Ending Index Value;
(c)       no transaction fees or expenses;
(d)       the term of the MITTS Securities is from June 3, 1997 to June 14,
          2002;
(e) a final Index value equal to the Ending Index Value. The aggregate dividend yield of the stocks underlying the Index as of May 28, 1997 was approximately .75%.
(3)       The Starting Index Value.

         The above figures are for purposes of illustration only. The actual Supplemental Redemption Amount received by investors and the resulting total and pretax annualized rate of return will depend entirely on the actual Ending Index Value determined by the calculation agent as provided in this prospectus.

ADJUSTMENTS TO THE INDEX; MARKET DISRUPTION EVENTS

         "MARKET DISRUPTION EVENT" means either of the following events, as determined by the calculation agent:

         (a) a suspension, material limitation or absence of trading on the Tokyo Stock Exchange (the "TSE") of 20% or more of the underlying stocks included in the Index or a Successor Index during the one-half hour period preceding the close of trading on the applicable exchange; or

         (b) the suspension or material limitation on the Singapore International Monetary Exchange, Ltd. (the "SIMEX"), the Osaka Securities Exchange (the "OSE") or any other major futures or securities market from trading in futures or options contracts related to the Index or a Successor Index during the one-half hour period preceding the close of trading on the applicable exchange.

For the purposes of determining whether a Market Disruption Event has occurred:

o a limitation on the hours or number of days of trading will not constitute a Market Disruption Event if it results from an announced change in the regular business hours of the relevant exchange,

o a decision to permanently discontinue trading in the relevant futures or options contract will not constitute a Market Disruption Event,

o a suspension in trading in a futures or options contracts on the Index by a major securities market by reason of

o        a price change violating limits set by that securities market,

o        an imbalance of orders relating to futures or options contracts or

o a disparity in bid and ask quotes relating to futures or options contracts will constitute a suspension or material limitation of trading in futures or options contracts related to the Index, and,

o an absence of trading on the TSE will not include any time when the TSE is closed for trading under ordinary circumstances. In some circumstances, the duties of MLPF&S as calculation agent in determining the existence of Market Disruption Events could conflict with the interests of MLPF&S as an affiliate of the issuer of the MITTS Securities.

DISCONTINUANCE OF THE INDEX

         If the publisher of the Nikkei 225 Index, Nihon Keizai Shimbum, Inc. ("NKS"), discontinues publication of the Index and NKS or another entity publishes a successor or substitute index that the calculation agent determines, in its sole discretion, to be comparable to the Index (any successor or substitute index is referred to as a "Successor Index"), then, upon the calculation agent's notification of its determination to the trustee and ML&Co., the calculation agent will substitute the Successor Index as calculated by NKS or other entity for the Index and calculate the Ending Value as described above under "-Payment at Maturity". Upon any selection by the calculation agent of a Successor Index, ML&Co. shall cause notice of that selection to be given to holders of the MITTS Securities.

         If NKS discontinues publication of the Index and a Successor Index is not selected by the calculation agent or is no longer published on any of the Calculation Days, the value to be substituted for the Index for a Calculation Day used to calculate the Supplemental Redemption Amount at maturity will be a value computed by the calculation agent for each Calculation Day in accordance with the procedures last used to calculate the Index prior to the discontinuance. If a Successor Index is selected or the calculation agent calculates a value as a substitute for the Index as described below, the Successor Index or value shall be substituted for the Index for all purposes, including for purposes of determining whether a Market Disruption Event exists. If the calculation agent calculates a value as a substitute for the Index, "Calculation Day" shall mean any day on which the calculation agent is able to calculate that value.

         If NKS discontinues publication of the Index prior to the period during which the Supplemental Redemption Amount is to be determined and the calculation agent determines that no Successor Index is available at that time, then on each Business Day until the earlier to occur of

o        the determination of the Ending Value and

o a determination by the calculation agent that a Successor Index is available,

the calculation agent shall determine the value that would be used in computing the Supplemental Redemption Amount as described in the preceding paragraph as if that day were a Calculation Day. The calculation agent will cause notice of these values to be published not less often than once each month in THE WALL STREET JOURNAL, or another newspaper of general circulation, and arrange for information with respect to these values to be made available by telephone.

         Notwithstanding these alternative arrangements, discontinuance of the publication of the Index may adversely affect trading in the MITTS Securities.

EVENTS OF DEFAULT AND ACCELERATION

         If an Event of Default with respect to any MITTS Securities has occurred and is continuing, the amount payable to a beneficial owner of a MITTS Security upon any acceleration permitted by the MITTS Securities, with respect to each $10 principal amount per unit, will be equal to the principal amount per unit and the Supplemental Redemption Amount, if any, calculated as though the date of early repayment were the stated maturity date of the MITTS Securities. See "- Payment at Maturity" in this prospectus. If a bankruptcy proceeding is commenced in respect of ML&Co., the claim of the beneficial owner of a MITTS Security may be limited, under Section 502(b)(2) of Title 11 of the United States Code, to the principal amount per unit of the MITTS Security plus an additional amount of contingent interest calculated as though the date of the commencement of the proceeding were the maturity date of the MITTS Securities.

         In case of default in payment of the MITTS Securities, whether at the stated maturity or upon acceleration, from and after the maturity date the MITTS Securities shall bear interest, payable upon demand of the beneficial owners of the MITTS Securities, at the rate of 6.96% per annum, to the extent that payment of any interest shall be legally enforceable, on the unpaid amount due and payable on that date in accordance with the terms of the MITTS Securities to the date payment of any amount has been made or duly provided for.

GLOBAL SECURITIES

         DESCRIPTION OF THE GLOBAL SECURITIES

         Beneficial owners of the MITTS Securities may not receive physical delivery of the MITTS Securities nor may they be entitled to have the MITTS Securities registered in their names. The MITTS Securities currently are represented by one or more fully registered global securities. Each global security was deposited with, or on behalf of, The Depository Trust Company or DTC, DTC, together with any successor, being a "depositary", as depositary, registered in the name of Cede & Co., DTC's partnership nominee, unless and until it is exchanged in whole or in part for MITTS Securities in definitive form, the global security is not transferrable except as a whole by the depositary to a nominee of the depositary or by a nominee of the depositary to the depositary or another nominee of the depositary or by the depositary or any nominee to a successor of the depositary or a nominee of that successor.

         So long as DTC, or its nominee, is a registered owner of a global security, DTC or its nominee, as appropriate, will be considered the sole owner or holder of the MITTS Securities represented by a global security for all purposes under the 1983 Indenture. Except as provided below, the beneficial owners of the MITTS Securities represented by a global security will not be entitled to have the MITTS Securities represented by the global security registered in their names, will not receive or be entitled to receive physical delivery of the MITTS Securities in definitive form and will not be considered the owners or holders under the 1983 Indenture, including for purposes of receiving any reports delivered by ML&Co. or the trustee under the 1983 Indenture. Accordingly, each person owning a beneficial interest in a global security must rely on the procedures of DTC and, if that person is not a participant of DTC on the procedures of the participant through which the person owns its interest, to exercise any rights of a holder under the 1983 Indenture. ML&Co. understands that under existing industry practices, in the event that ML&Co. requests any action of holders or that an owner of a beneficial interest in a global security desires to give or take any action which a holder is entitled to give or take under the 1983 Indenture, DTC would authorize the participants holding the relevant beneficial interests to give or take any action, and the participants would authorize beneficial owners owning through those participants to give or take action or would otherwise act upon the instructions of beneficial owners. Arrangements among participants, indirect participants and beneficial owners, will govern conveyance of notices and other communications by DTC to participants, by participants to indirect participants and by participants and indirect participants to beneficial owners, subject to any statutory or regulatory requirements in effect from time to time.

         DTC PROCEDURES

         The following is based on information furnished by DTC:

         DTC is the securities depositary for the MITTS Securities. The MITTS Securities were issued as fully registered securities registered in the name of Cede & Co., DTC's partnership nominee. One or more fully registered global securities were issued for the MITTS Securities in the aggregate principal amount of the MITTS Securities, and were deposited with DTC.

         DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered under to the provisions of Section 17A of the Securities and Exchange Act of 1934, as amended. DTC holds securities that its participants deposit with DTC. DTC also facilitates the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct participants of DTC include securities brokers and dealers, banks, trust companies, clearing corporations and other organizations. DTC is owned by a number of its direct participants and by the NYSE, the AMEX and the National Association of Securities Dealers, Inc. Access to DTC's system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly. The rules applicable to DTC and its participants are on file with the SEC.

         Purchases of MITTS Securities under DTC's system must be made by or through direct participants, which will receive a credit for the MITTS Securities on DTC's records. The ownership interest of each beneficial owner is in turn to be recorded on the records of direct and indirect participants. Beneficial owners will not receive written confirmation from DTC of their purchase, but beneficial owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the direct participants or indirect participants through which the beneficial owner entered into the transaction. Transfers of ownership interests in the MITTS Securities are to be accomplished by entries made on the books of participants acting on behalf of beneficial owners.

         To facilitate subsequent transfers, all MITTS Securities deposited with DTC are registered in the name of DTC's partnership nominee, Cede & Co. The deposit of MITTS Securities with DTC and their registration in the name of Cede & Co. effect no change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the MITTS Securities; DTC's records reflect only the identity of the direct participants to whose accounts the MITTS Securities are credited, which may or may not be the beneficial owners. The participants will remain responsible for keeping account of their holdings on behalf of their customers.

         Arrangements among participants, indirect participants and beneficial owners, will govern conveyance of notices and other communications by DTC to participants, by participants to indirect participants and by participants and indirect participants to beneficial owners, subject to any statutory or regulatory requirements in effect from time to time.

         Neither DTC nor Cede & Co. will consent or vote with respect to the MITTS Securities. Under its usual procedures, DTC mails an omnibus proxy to ML&Co. as soon as possible after the applicable record date. The omnibus proxy assigns Cede & Co.'s consenting or voting rights to those direct participants identified in a listing attached to the omnibus proxy to whose accounts the MITTS Securities are credited on the record date identified in a listing attached to the omnibus proxy.

         Principal, premium, if any, and/or interest, if any, payments on the MITTS Securities will be made in immediately available funds to DTC. DTC's practice is to credit direct participants' accounts on the applicable payment date in accordance with their respective holdings shown on the depositary's records unless DTC has reason to believe that it will not receive payment on that date. Standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name", will govern payments by participants to beneficial owners, and these payments will be the responsibility of the participant and not of DTC, the trustee or ML&Co., subject to any statutory or regulatory requirements in effect from time to time. Payment of principal, premium, if any, and/or interest, if any, to DTC is the responsibility of ML&Co. or the trustee, disbursement of payments to direct participants is the responsibility of DTC, and disbursement of payments to the beneficial owners is the responsibility of direct and indirect participants.

         EXCHANGE FOR CERTIFICATED SECURITIES

         If:

o the depositary is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by ML&Co. within 60 days,

o ML&Co. executes and delivers to the trustee a company order to the effect that the global securities shall be exchangeable, or

o an Event of Default under the 1983 Indenture has occurred and is continuing with respect to the MITTS Securities,

DTC will exchange the global securities for MITTS Securities in definitive form of like tenor and of an equal aggregate principal amount, in denominations of $10 and integral multiples of $10. The definitive MITTS Securities will be registered in the name or names as the depositary shall instruct the trustee. The depositary expects that these instructions may be based upon directions received by the depositary from participants with respect to ownership of beneficial interests in the global securities.

         In addition, ML&Co. may decide to discontinue use of the system of book-entry transfers through the depositary. In that event, MITTS Securities in definitive form will be printed and delivered to holders.

         The information in this section concerning DTC and DTC's system has been obtained from sources that ML&Co. believes to be reliable, but ML&Co. takes no responsibility for its accuracy.

SAME-DAY SETTLEMENT AND PAYMENT

         ML&Co will make all payments of principal and the Supplemental Redemption Amount, if any, in immediately available funds so long as the MITTS Securities are maintained in book-entry form.



                                   THE INDEX

         All disclosure contained in this prospectus regarding the Index, including, without limitation, its make-up, method of calculation and changes in its components, is derived from publicly available information prepared by Nihon Keizai Shimbun, Inc. ("NKS").

         Unless otherwise stated, all information in this prospectus relating to the Nikkei 225 Index has been derived from the Stock Market Indices Data Book published by NKS and other publicly-available sources. This information reflects the policies of NKS as stated in these sources. These policies are subject to change at the discretion of NKS.

         The Nikkei 225 Index is a stock index calculated, published and disseminated by NKS that measures the composite price performance of selected Japanese stocks. The Nikkei 225 Index is currently based on 225 Underlying Stocks trading on the TSE and represents a broad cross-section of Japanese industry. All 225 Underlying Stocks are stocks listed in the First Section of the TSE. Stocks listed in the First Section are among the most actively traded stocks on the TSE. Futures and options contracts on the Nikkei 225 Index are traded on the Singapore International Monetary Exchange Ltd., the Osaka Securities Exchange and the Chicago Mercantile Exchange.

         The value of the Nikkei 225 Index is reported on the AMEX under the symbol "N225", on Bloomberg under the symbol "NKY" and on Reuters under the symbol ".N225".

         The Nikkei 225 Index is a modified, price-weighted index (i.e., an Underlying Stock's weight in the index is based on its price per share rather than the total market capitalization of the issuer) which is calculated by:

o multiplying the per share price of each Underlying Stock by the corresponding weighting factor for the Underlying Stock (a "WEIGHT FACTOR"),

o        calculating the sum of all these products, and

o        dividing this sum by a divisor.

     The divisor, initially set in 1949 at 225, was 10.743 as of June 16, 1999, and is subject to periodic adjustments as set forth below. Each Weight Factor is computed by dividing (Y)50 by the par value of the relevant Underlying Stock, so that the share price of each Underlying Stock when multiplied by its Weight Factor corresponds to a share price based on a uniform par value of (Y)50. Each Weight Factor represents the number of shares of the related Underlying Stock which are included in one trading unit of the Nikkei 225 Index. The stock prices used in the calculation of the Nikkei 225 Index are those reported by a primary market for the Underlying Stocks, currently the TSE. The level of the Nikkei 225 Index is calculated once per minute during TSE trading hours.

         In order to maintain continuity in the level of the Nikkei 225 Index in the event of certain changes due to non-market factors affecting the Underlying Stocks, including the addition or deletion of stocks, substitution of stocks, stock dividends, stock splits or distributions of assets to stockholders, the divisor used in calculating the Nikkei 225 Index is adjusted in a manner designed to prevent any instantaneous change or discontinuity in the level of the Nikkei 225 Index. Thereafter, the divisor remains at the new value until a further adjustment is necessary as the result of another change. As a result of each change affecting any Underlying Stock, the divisor is adjusted so that the sum of all share prices immediately after the change multiplied by the applicable Weight Factor and divided by the new divisor, the level of the Nikkei 225 Index immediately after the change, will equal the level of the Nikkei 225 Index immediately prior to the change.

         NKS may delete or add Underlying Stocks. However, to maintain continuity in the Nikkei 225 Index, the policy of NKS is generally not to alter the composition of the Underlying Stocks except when an Underlying Stock is deleted in accordance with the following criteria. NKS will delete from the Underlying Stocks any stock becoming ineligible for listing in the First Section of the TSE due to any of the following reasons: bankruptcy of the issuer; merger of the issuer into, or acquisition of the issuer by, another company; delisting of the stock or transfer of the stock to the "Seiri-Post" because of excess debt of the issuer or because of any other reason; or transfer of the stock to the Second Section of the TSE. Upon deletion of a stock from the Underlying Stocks, NKS will select, in accordance with certain criteria established by it, a replacement for the deleted Underlying Stock. In an exceptional case, NKS may add to the Underlying Stocks a newly listed stock in the First Section of the TSE that is recognized by NKS to be representative of a market. In that case, NKS will delete an existing Underlying Stock with low trading volume that is not representative of a market.

         NKS is under no obligation to continue the calculation and dissemination of the Nikkei 225 Index. The MITTS Securities are not sponsored, endorsed, sold or promoted by NKS. No inference should be drawn from the information contained in this prospectus that NKS makes any representation or warranty, implied or express, to Merrill Lynch & Co., the holders of the MITTS Securities or any member of the public regarding the advisability of investing in securities generally or in the MITTS Securities in particular or the ability of the Nikkei 225 Index to track general stock market performance. NKS has no obligation to take the needs of ML&Co. or the holders of the MITTS Securities into consideration in determining, composing or calculating the Nikkei 225 Index. NKS is not responsible for, and has not participated in the determination of the timing of, prices for, or quantities of, the MITTS Securities to be issued or in the determination or calculation of the equation by which the MITTS Securities are to be settled in cash. NKS has no obligation or liability in connection with the administration, marketing or trading of the MITTS Securities.

         The use of and reference to the Nikkei 225 Index in connection with the MITTS Securities have been consented to by NKS, the publisher of the Nikkei 225 Index.

         None of ML&Co., the calculation agent and the underwriter accepts any responsibility for the calculation, maintenance or publication of the Nikkei 225 Index or any Successor Index. NKS disclaims all responsibility for any errors or omissions in the calculation and dissemination of the Nikkei 225 Index or the manner in which the Index is applied in determining any Starting or Ending Index Values or any Supplemental Redemption Amount upon maturity of the MITTS Securities.

THE TOKYO STOCK EXCHANGE

         The Tokyo Stock Exchange is one of the world's largest securities exchanges in terms of market capitalization. The TSE market is a two-way, continuous pure auction market. Trading hours are currently from 9:00 A.M. to 11:00 A.M. and from 12:30 P.M. to 3:00 P.M., Tokyo time, Monday through Friday.

         Due to the time zone difference, on any normal trading day the TSE will close prior to the opening of business in New York City on the same calendar day. Therefore, the closing level of the Nikkei 225 Index on a trading day will generally be available in the United States by the opening of business on the same calendar day.

THE TSE HAS ADOPTED CERTAIN MEASURES, INCLUDING DAILY PRICE FLOORS AND CEILINGS ON INDIVIDUAL STOCKS, INTENDED TO PREVENT ANY EXTREME SHORT-TERM PRICE FLUCTUATIONS RESULTING FROM ORDER IMBALANCES. IN GENERAL, ANY STOCK LISTED ON THE TSE CANNOT BE TRADED AT A PRICE LOWER THAN THE APPLICABLE PRICE FLOOR OR HIGHER THAN THE APPLICABLE PRICE CEILING. THESE PRICE FLOORS AND CEILINGS ARE EXPRESSED IN ABSOLUTE JAPANESE YEN, RATHER THAN PERCENTAGE, LIMITS BASED ON THE CLOSING PRICE OF THE STOCK ON THE PREVIOUS TRADING DAY. IN ADDITION, WHEN THERE IS A MAJOR ORDER IMBALANCE IN A LISTED STOCK, THE TSE POSTS A "SPECIAL BID QUOTE" OR A "SPECIAL ASKED QUOTE" FOR THAT STOCK AT A SPECIFIED HIGHER OR LOWER PRICE LEVEL THAN THE STOCK'S LAST SALE PRICE IN ORDER TO SOLICIT COUNTER-ORDERS AND BALANCE SUPPLY AND DEMAND FOR THE STOCK. INVESTORS SHOULD ALSO BE AWARE THAT THE TSE MAY SUSPEND THE TRADING OF INDIVIDUAL STOCKS IN CERTAIN LIMITED AND EXTRAORDINARY CIRCUMSTANCES, INCLUDING, FOR EXAMPLE, UNUSUAL TRADING ACTIVITY IN THAT STOCK. AS A RESULT, CHANGES IN THE NIKKEI 225 INDEX MAY BE LIMITED BY PRICE LIMITATIONS OR SPECIAL QUOTES, OR BY SUSPENSION OF TRADING, ON INDIVIDUAL STOCKS WHICH COMPRISE THE NIKKEI 225 INDEX. THESE LIMITATIONS MAY, IN TURN, ADVERSELY AFFECT THE VALUE OF THE MITTS SECURITIES.

                                  OTHER TERMS

         ML&Co. issued the MITTS Securities as a series of senior debt securities under the 1983 Indenture, dated as of April 1, 1983, as amended and restated, between ML&Co. and The Chase Manhattan Bank, as trustee. A copy of the 1983 Indenture is filed as an exhibit to the registration statement relating to the MITTS Securities of which this prospectus is a part. The following summaries of the material provisions of the 1983 Indenture are not complete and are subject to, and qualified in their entirety by reference to, all provisions of the 1983 Indenture, including the definitions of terms in the 1983 Indenture.

         ML&Co. may issue series of senior debt securities from time to time under the 1983 Indenture, without limitation as to aggregate principal amount, in one or more series and upon terms as ML&Co. may establish under the provisions of the 1983 Indenture.

         The 1983 Indenture and the MITTS Securities are governed by and construed in accordance with the laws of the State of New York.

         ML&Co. may issue senior debt securities with terms different from those of senior debt securities previously issued, and issue additional senior debt securities of a previously issued series of senior debt securities.

         The senior debt securities are unsecured and rank equally with all other unsecured and unsubordinated indebtedness of ML&Co. However, because ML&Co. is a holding company, the rights of ML&Co. and its creditors, including the holders of senior debt securities, to participate in any distribution of the assets of any subsidiary upon its liquidation or reorganization or otherwise are necessarily subject to the prior claims of creditors of the subsidiary, except to the extent that a bankruptcy court may recognize claims of ML&Co. itself as a creditor of the subsidiary. In addition, dividends, loans and advances from certain subsidiaries, including MLPF&S, to ML&Co. are restricted by net capital requirements under the Exchange Act, and under rules of exchanges and other regulatory bodies.

LIMITATIONS UPON LIENS

         ML&Co. may not, and may not permit any majority-owned subsidiary to, create, assume, incur or permit to exist any indebtedness for borrowed money secured by a pledge, lien or other encumbrance, other than those liens specifically permitted by the 1983 Indenture, on the Voting Stock owned directly or indirectly by ML&Co. of any majority-owned subsidiary, other than a majority-owned subsidiary which, at the time of the incurrence of the secured indebtedness, has a net worth of less than $3,000,000, unless the outstanding senior debt securities are secured equally and ratably with the secured indebtedness.

         "Voting Stock" is defined in the 1983 Indenture as the stock of the class or classes having general voting power under ordinary circumstances to elect at least a majority of the board of directors, managers or trustees of a corporation provided that, for the purposes of the 1983 Indenture, stock that carries only the right to vote conditionally on the occurrence of an event is not considered voting stock whether or not the event has happened.

LIMITATION ON DISPOSITION OF VOTING STOCK OF, AND MERGER AND
SALE OF ASSETS BY, MLPF&S

         ML&Co. may not sell, transfer or otherwise dispose of any Voting Stock of MLPF&S or permit MLPF&S to issue, sell or otherwise dispose of any of its Voting Stock, unless, after giving effect to any transaction, MLPF&S remains a Controlled Subsidiary.

         "Controlled Subsidiary" is defined in the 1983 Indenture to mean a corporation more than 80% of the outstanding shares of Voting Stock of which are owned directly or indirectly by ML&Co.

         In addition, ML&Co. may not permit MLPF&S to:

o merge or consolidate, unless the surviving company is a Controlled Subsidiary, or

o convey or transfer its properties and assets substantially as an entirety, except to one or more Controlled Subsidiaries.

MERGER AND CONSOLIDATION

         ML&Co. may consolidate or merge with or into any other corporation and ML&Co. may sell, lease or convey all or substantially all of its assets to any corporation, provided that:

o the resulting corporation, if other than ML&Co., is a corporation organized and existing under the laws of the United States of America or any U.S. state and assumes all of ML&Co.'s obligations to:

o pay any amounts due and payable or deliverable with respect to all the senior debt securities; and

o        perform and observe all of ML&Co.'s obligations under the 1983
         Indenture, and

o ML&Co. or the successor corporation, as the case may be, is not, immediately after any consolidation or merger, in default under the 1983 Indenture.

MODIFICATION AND WAIVER

         ML&Co. and the trustee may modify and amend the 1983 Indenture with the consent of holders of at least 66 2/3% in principal amount of each outstanding series of senior debt securities affected. However, without the consent of each holder of any outstanding senior debt security affected, no amendment or modification to the 1983 Indenture may:

o change the stated maturity date of the principal of, or any installment of interest or Additional Amounts payable on, any senior debt security or any premium payable on redemption, or change the redemption price;

o reduce the principal amount of, or the interest or Additional Amounts payable on, any senior debt security or reduce the amount of principal which could be declared due and payable before the stated maturity date;

o change the place or currency of any payment of principal or any premium, interest or Additional Amounts payable on any senior debt security;

o impair the right to institute suit for the enforcement of any payment on or with respect to any senior debt security;

o reduce the percentage in principal amount of the outstanding senior debt securities of any series, the consent of whose holders is required to modify or amend the 1983 Indenture; or

o modify the foregoing requirements or reduce the percentage of outstanding senior debt securities necessary to waive any past default to less than a majority.

         No modification or amendment of ML&Co.'s Subordinated Indenture or any Subsequent Indenture for subordinated debt securities may adversely affect the rights of any holder of ML&Co.'s senior indebtedness without the consent of each holder affected. The holders of at least a majority in principal amount of outstanding senior debt securities of any series may, with respect to that series, waive past defaults under the 1983 Indenture and waive compliance by ML&Co. with provisions in the 1983 Indenture, except as described under "--Events of Default".

EVENTS OF DEFAULT

         Each of the following will be Events of Default with respect to senior debt securities of any series:

o default in the payment of any interest or Additional Amounts payable when due and continuing for 30 days;

o        default in the payment of any principal or premium when due;

o        default in the deposit of any sinking fund payment, when due;

o        default in the performance of any other obligation of ML&Co.
         contained in the 1983 Indenture for the benefit of that series or in the senior debt securities of that series, continuing for 60 days after written notice as provided in the 1983 Indenture;

o specified events in bankruptcy, insolvency or reorganization of ML&Co.; and

o any other Event of Default provided with respect to senior debt securities of that series which are not inconsistent with the 1983 Indenture.

         If an Event of Default occurs and is continuing for any series of senior debt securities, other than as a result of the bankruptcy, insolvency or reorganization of ML&Co., the trustee or the holders of at least 25% in principal amount of the outstanding senior debt securities of that series may declare all amounts, or any lesser amount provided for in the senior debt securities, due and payable or deliverable immediately. At any time after a declaration of acceleration has been made with respect to senior debt securities of any series but before the trustee has obtained a judgment or decree for payment of money, the holders of a majority in principal amount of the outstanding senior debt securities of that series may rescind any declaration of acceleration and its consequences, if all payments due, other than those due as a result of acceleration, have been made and all Events of Default have been remedied or waived.

         The holders of a majority in principal amount or aggregate issue price of the outstanding senior debt securities of that series may waive any Event of Default with respect to that series, except a default:

o in the payment of any amounts due and payable or deliverable under the debt securities of that series; or

o in respect of an obligation or provision of the 1983 Indenture which cannot be modified under the terms of that Indenture without the consent of each holder of each outstanding security of each series of senior debt securities affected.

         The holders of a majority in principal amount of the outstanding senior debt securities of a series may direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee with respect to those senior debt securities, provided that any direction shall not be in conflict with any rule of law or the 1983 Indenture. Before proceeding to exercise any right or power under the 1983 Indenture at the direction of the holders, the trustee shall be entitled to receive from the holders reasonable security or indemnification against the costs, expenses and liabilities which might be incurred by it in complying with any direction.

         The MITTS Securities and other series of senior debt securities issued under the 1983 Indenture do not have the benefit of any cross-default provisions with other indebtedness of ML&Co.

         ML&Co. is required to furnish to the trustee annually a statement as to the fulfillment by ML&Co. of all of its obligations under the 1983 Indenture.


                          PROJECTED PAYMENT SCHEDULE

         Solely for purposes of applying final Treasury regulations (the "Final Regulations") concerning the United States Federal income tax treatment of contingent payment debt instruments to the MITTS Securities, ML&Co. has determined that the projected payment schedule for the MITTS Securities will consist of payment on the maturity date of the principal amount and a Supplemental Redemption Amount equal to $4.1078 per Unit. This represents an estimated yield on the MITTS Securities equal to 6.96% per annum, compounded semiannually.

         The projected payment schedule, including both the projected Supplemental Redemption Amount and the estimated yield on the MITTS Securities, has been determined solely for United States Federal income tax purposes, for purposes of applying the Final Regulations to the MITTS Securities, and is not a prediction of what the actual Supplemental Redemption Amount will be, or that the actual Supplemental Redemption Amount will even exceed zero.

         The following table sets forth the amount of interest that will be deemed to have accrued with respect to each Unit of the MITTS Securities during each accrual period over the term of the Securities based upon the projected payment schedule for the MITTS Securities, including both the projected Supplemental Redemption Amount and the estimated yield equal to 6.96% per annum, compounded semiannually, as determined by ML&Co. for purposes of the application of the Final Regulations to the MITTS Securities:


                                                     INTEREST DEEMED TO     TOTAL INTEREST DEEMED
                                                     CCRUE DURING ACCRUAL     TO HAVE ACCRUED ON
                   ACCRUAL PERIOD                     PERIOD (PER UNIT)    MITTS SECURITIES AS OF END
                                                           (PER UNIT)         OF ACCRUAL PERIOD

June 3, 1997 through June 14, 1997...................      $0.0206                 $0.0206
June 15, 1997 through December 14, 1997..............      $0.3506                 $0.3712
December 15, 1997 through June 14, 1998..............      $0.3590                 $0.7302
June 15, 1998 through December 14, 1998..............      $0.3734                 $1.1036
December 15, 1998 through June 14, 1999..............      $0.3864                 $1.4900
June 15, 1999 through December 14, 1999..............      $0.3999                 $1.8899
December 15, 1999 through June 14, 2000..............      $0.4138                 $2.3037
June 15, 2000 through December 14, 2000..............      $0.4281                 $2.7318
June 15, 2001 through December 14, 2001..............      $0.4585                 $3.6334
December 15, 2001 through June 14, 2002..............      $0.4744                 $4.1078

_______
Projected Supplemental Redemption Amount = $4.1078 per Unit.

         Investors in the MITTS Securities may also obtain the projected payment schedule, as determined by ML&Co. for purposes of the application of the Final Regulations to the MITTS Securities, by submitting a written request for such information to Merrill Lynch & Co., Inc., Attn: Darryl W. Colletti, Office of the Corporate Secretary, 100 Church Street, New York, New York 10080.


                      WHERE YOU CAN FIND MORE INFORMATION

         We file reports, proxy statements and other information with the SEC. Our SEC filings are also available over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file by visiting the SEC's public reference rooms in Washington, D.C., New York, New York, and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information about the public reference rooms. You may also inspect our SEC reports and other information at the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

         We have filed a registration statement on Form S-3 with the SEC covering the MITTS Securities and other securities. For further information on ML&Co. and the MITTS Securities, you should refer to our registration statement and its exhibits. This prospectus summarizes material provisions of contracts and other documents that we refer you to. Because the prospectus may not contain all the information that you may find important, you should review the full text of these documents. We have included copies of these documents as exhibits to our registration statement of which this prospectus is a part.


               INCORPORATION OF INFORMATION WE FILE WITH THE SEC

         The SEC allows us to incorporate by reference the information we file with them, which means:

o        incorporated documents are considered part of the prospectus;

o we can disclose important information to you by referring you to those documents; and

o information that we file with the SEC will automatically update and supersede this incorporated information.

         We incorporate by reference the documents listed below which were filed with the SEC under the Exchange Act:

o        annual report on Form 10-K for the year ended December 25, 1998;

o        quarterly report on Form 10-Q for the period ended March 26, 1999; and

o current reports on Form 8-K dated December 28, 1998, January 19, 1999, February 17, 1999, February 18, 1999, February 22, 1999,
         February 23, 1999, March 26, 1999, April 13, 1999, April 19, 1999,
         May 26, 1999, May 28, 1999 and June 1, 1999.

         We also incorporate by reference each of the following documents that we will file with the SEC after the date of this prospectus until this offering is completed:

o        reports filed under Sections 13(a) and (c) of the Exchange Act;

o definitive proxy or information statements filed under Section 14 of the Exchange Act in connection with any subsequent stockholders' meeting; and

o        any reports filed under Section 15(d) of the Exchange Act.

         You should rely only on information contained or incorporated by reference in this prospectus. We have not, and MLPF&S has not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and MLPF&S is not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

         You should assume that the information appearing in this prospectus is accurate as of the date of this prospectus only. Our business, financial condition and results of operations may have changed since that date.

         You may request a copy of any filings referred to above (excluding exhibits), at no cost, by contacting us at the following address: Mr. Lawrence
M. Egan, Jr., Corporate Secretary's Office, Merrill Lynch & Co., Inc., 100 Church Street, New York, New York 10080-6512, Telephone: (212) 602-8435.


                             PLAN OF DISTRIBUTION

         This prospectus has been prepared in connection with secondary sales of the MITTS Securities and is to be used by MLPF&S when making offers and sales related to market-making transactions in the MITTS Securities.

         MLPF&S may act as principal or agent in these market-making transactions.

         The MITTS Securities may be offered on the NYSE or off the exchange in negotiated transactions or otherwise.

         The distribution of the MITTS Securities will conform to the requirements set forth in the applicable sections of Rule 2720 of the Conduct Rules of the NASD.


                                    EXPERTS

         The consolidated financial statements and the related financial statement schedule incorporated in this prospectus by reference from the Annual Report on Form 10-K of Merrill Lynch & Co., Inc. and subsidiaries have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports (which express an unqualified opinion and which report on the consolidated financial statements includes an explanatory paragraph for the change in accounting method for certain internal-use software development costs), which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

         With respect to unaudited interim financial information for the periods included in the Quarterly Reports on Form 10-Q which are incorporated herein by reference, Deloitte & Touche LLP have applied limited procedures in accordance with professional standards for a review of such information. However, as stated in their reports included in such Quarterly Reports on Form 10-Q and incorporated by reference herein, they did not audit and they do not express an opinion on such interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP is not subject to the liability provisions of Section 11 of the Securities Act for any such report on unaudited interim financial information because any such report is not a "report" or a "part" of the Registration Statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Securities Act.